AMENDMENT TO WARRANT
AND
RELATED AGREEMENTS

This Amendment to Warrant and Related Agreements (“Amendment”) is entered into as of June 28, 2007 (the “Effective Date”) by and between JMBP, Inc. (“MBP”), Mark Burnett (“Burnett”) and ProElite, Inc., a New Jersey Corporation (“PEI”).

A.    Burnett, MBP and PEI have entered into an agreement related to a reality TV show, dated as of June 15, 2007 (“Agreement”), a Subscription Agreement entered into as of June 15, 2007 (“Subscription Agreement”) and together with certain other parties, an Investor Rights Agreement dated as of June 15, 2007 (“Investor Rights Agreement”).

B.    In connection with the Agreement, PEI issued to Burnett a warrant dated as of June 15, 2007 (“Warrant”), providing for the issuance of up to 17,000,000 shares of common stock, par value $0.0001 per share (“Shares”) of PEI.

C.    PEI and Burnett wish to amend the Warrant, the Agreement and the Investor Rights Agreement to make certain adjustments to the vesting and forfeiture conditions associated with the Shares.

Accordingly, in consideration of the foregoing and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.    The Agreement is hereby amended to add the following language to the end of Section 3 of the Agreement:

; provided, however, notwithstanding the foregoing, 1,000,000 of the shares included in Tranche One of the Warrant shall not be forfeited under any circumstances (irrespective of whether or not a License Agreement is entered into on or before the date described above).

2.    The first paragraph of the Warrant (ending with the words “the Effective Date”) is hereby amended to add the following language to the end of such paragraph:

; provided, however, notwithstanding the foregoing, 1,000,000 shares subject to Tranche One of the Warrant (which Tranche vests as of the date hereof) shall not be forfeited under any circumstances (irrespective of whether or not a License Agreement is entered into on or before the date described above).

3.    Schedule A to the Warrant is hereby amended and restated in its entirety, and shall be replaced with, the revised Schedule A attached to this Amendment.

4.    Section 9.1 of the Investor Rights Agreement is deleted in its entirety and replaced by the following:

During the period beginning on the Effective Date and ending on the date that is 18 months after the date the Company receives notification by the Securities and Exchange Commission that the registration statement required to be filed by the Company pursuant to that certain Registration Rights Agreement between the Company and the investors of the Company’s private placement offering on June 30, 2007 (the “Registration Statement”) has been declared effective (the “Lock-Up Period”), Holder will not: (1) sell, transfer, assign, pledge or hypothecate any Warrants or Warrant Shares (“Covered Securities”), unless it is to an individual, entity or charity that agrees to be subject to the terms and conditions of this Section or (2) subject the Covered Securities to any hedging, short sale, derivative, put, or call transactions that would result in the effective economic disposition of the Covered Securities by any person (the “Lock-Up”). Notwithstanding the foregoing:

(a)    The Lock-Up shall not apply during the period that the sales price per share of common stock is at least $15.00, provided (A) the Registration Statement has been declared effective by the Securities and Exchange Commission and is then still effective and (B) the shares of the Company’s common stock are then listed on the Nasdaq Stock Market or the American Stock Exchange.

(b)    The Lock-Up shall not prevent transactions where the transferee agrees to be bound by the terms of this Lock-Up Agreement.

The obligations of Holder that are contained in this Section also apply (i) to all Covered Securities that Holder may receive as a stock dividend or other distribution on the Covered Securities and (ii) to all other securities of the Company that Holder may receive in a recapitalization or similar transaction in exchange for Covered Securities acquired by Holder. Holder consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Covered Securities except in compliance with the preceding provisions of this Lock-Up Agreement. The undersigned also consents to the placement of the following legend on any and all stock certificates that evidence the Covered Securities which are the subject of this Lock-Up Agreement:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THAT CERTAIN INVESTOR RIGHTS AGREEMENT, AS AMENDED BETWEEN THE COMPANY AND HOLDER, DATED AS OF JUNE 28, 2007.

The Company represents and warrants to Holder that at least 24,600,000 shares of Common Stock of the Company are subject to the restrictions set forth in this Section 9.1 and that such restrictions may not be waived without the consent of Hunter World Markets, Inc.

5.    The following language contained in Section 10(g)(a) of the Investor Rights Agreement is hereby deleted from the Investor Rights Agreement:

This Agreement shall terminate and be of no further force and effect if a License Agreement is not entered into within the one-year period following the date hereof.

6.    Any references to the Warrant or the Agreement in the Agreement, the Subscription Agreement, the Investor Rights Agreement or the Warrant shall refer to the Warrant or the Agreement, as applicable, as amended hereby.

* * * * * * * * * * * * * * * * * * * *

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered by their duly authorized representatives as of the date first written above.

PRO ELITE, INC. By: /s/ Douglas DeLuca Name: Douglas DeLuca Title: Chief Executive Officer	JMBP, INC. By: /s/ Mark Burnett Name: Mark Burnett Title: President

MARK BURNETT /s/ Mark Burnett

AMENDED AND RESTATED

SCHEDULE A TO WARRANT

TRANCHE	NUMBER OF WARRANT SHARES	VESTING DATE*
One	2,000,000 shares	Effective Date (Note, 1,000,000 of these shares are not subject to the License Agreement forfeiture condition)
Two	2,000,000 shares	500,000 shares to be vested on each of the first, second, third and fourth anniversary of the Effective Date.
Three	3,000,000 shares	The date that the first episode of the Series is broadcast on a Network or Cable Broadcaster.
Four	1,000,000 shares	The last day of the first Season.
Five	2,000,000 shares	The last day of the second Season.
Six	4,000,000 shares	1,333,333 shares to be vested on the last day of each of third, fourth and fifth Seasons, respectively.
Seven	2,000,000 shares	1,000,000 shares to be vested on the date of broadcast of each of the first two Derivative Pay-Per-View Events.
Eight	1,000,000 shares	500,000 shares to be vested on the date of broadcast of each of the next two Derivative Pay-Per-View Events.

*	Vesting Date of each Tranche subject to acceleration per the definition of “Vesting Date.”

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